UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

Formula Systems (1985) Ltd.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, NIS 1 per share
 (Title of Class of Securities)

346414105
 (CUSIP Number)

December 31, 2013 (1)
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)
This statement on Schedule 13G is deemed to amend the Amendment No. 4 to the statement on Schedule 13D filed with the Securities and Exchange Commission on September 16, 2010 with respect to the Reporting Person's holdings in the Issuer.

CUSIP No. 346414105	13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS Menora Mivtachim Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 751,854 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 751,854 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,854 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. ("Menora Holdings") and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., Menora Mivtachim Mutual Funds Ltd., and Menora Mivtachim Investment Portfolio Management Ltd.  The economic interest or beneficial ownership in a portion of the securities covered by this report is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be.  This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.

(**) Based on 14,718,782 Ordinary Shares outstanding as of December 31, 2013 (as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 30, 2013).

Item 1. (a)	Name of Issuer:

Formula Systems (1985) Ltd.

(b)	Address of Issuer's Principal Executive Offices:

5 Haplada St., Or Yehuda 60218, Israel

Item 2. (a)	Name of Person Filing:

Menora Mivtachim Holdings Ltd.

The securities reported herein are beneficially owned as follows:

•	607,023 ordinary shares (representing 4.12% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.
•	125,502 ordinary shares (representing 0.85% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Pensions and Gemel Ltd.
•	18,028 ordinary shares (representing 0.12% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Mutual Funds Ltd.; and
•	1,301 ordinary shares (representing 0.01% of the total ordinary shares outstanding) beneficially owned by Shomera Insurance Company Ltd.

The Subsidiaries are direct or indirect, wholly-owned or majority-owned subsidiaries of Menora Mivtachim Holdings Ltd.

(b)	Address of Principal Business Office:

Menora Mivtachim Holdings Ltd. – Menora House, 115 Allenby St., Tel Aviv 61008, Israel

(c)	Citizenship or Place of Incorporation:

Menora Mivtachim Holdings Ltd. – Israel

(d)	Title of Class of Securities:

American Depositary Shares, each representing one Ordinary Share, NIS 1 per share

(e)	CUSIP Number:

346414105

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are beneficially owned by Menora Holdings and by the Subsidiaries, such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., Menora Mivtachim Mutual Funds Ltd., and Menora Mivtachim Investment Portfolio Management Ltd.  The economic interest or beneficial ownership in a portion of the securities covered by this report is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be.  This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.                     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2014

Menora Mivtachim Holdings Ltd. /s/ Jony Tal /s/ Aharon Kalman By: Jony Tal By: Aharon Kalman Title: CIO Title: CEO